                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                                Merix Corporation
                      ------------------------------------
                                (Name of Issuer)

                                  Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                    590049102
                      ------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               / / Rule 13d-1 (b)

                               / / Rule 13d-1 (c)

                               /X/ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  590049102

1.     NAME OF REPORTING PERSON:

              TEKTRONIX, INC.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

              (a)  / /
              (b)  / /

3.     SEC USE ONLY:

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:

              OREGON

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.     SOLE VOTING POWER:
              1,656,500

6.     SHARED VOTING POWER:
              0

7.     SOLE DISPOSITIVE POWER:
              1,656,500

8.     SHARED DISPOSITIVE POWER:
              0

9.     AGGREGATE AMOUNT BENEFICICALLY OWNED BY EACH REPORTING PERSON:

              1,656,500

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXLCUDES CERTAIN SHARES

                     / /

11.    PERCENT OF CLASS PREPRESENTED BY AMOUNT IN ROW (9):

              25.8 PERCENT

12.    TYPE OF REPORTING PERSON:

              CO

Item 1 (a).   Name of Issuer:

                     Merix Corporation

Item 1 (b).   Address of Issuer's Principal Executive Offices:

                     1521 Poplar Lane
                     Forest Grove, OR 97116

Item 2 (a).   Names of Persons Filing:

                     This Schedule 13G is filed on behalf of
                     Tektronix, Inc. ("Tektronix").

Item 2 (b).   Address of Principal Business Office, or if none,
              Residence:

                     The principal business office of Tektronix is 14200 SW Karl Braun Drive, Beaverton, OR
                     97077-0001.

Item 2 (c).   Citizenship:

              Tektronix is a corporation incorporated under the laws of Oregon.

Item 2 (d).   Title of Class of Securities:

                     Common Stock

Item 2 (e).   CUSIP Number:

                     590049102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                        NOT APPLICABLE

Item 4.       Ownership:

       (a)    Amount Beneficially Owned: 1,656,500 Shares

       (b)    Percent of Class:  25.8 %

       (c)    Number of shares as to which the person has:

              (i)    sole power to vote or to direct the vote:
                     1,656,500 Shares

              (ii)   shared power to vote or to direct the vote:
                     N/A

              (iii)  sole power to dispose or to direct the disposition of:
                     1,656,500 Shares

              (iv)   shared power to dispose or to direct the disposition of:
                     N/A

Item 5.       Ownership of Five Percent or Less of a Class:

                     NOT APPLICABLE

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

                     NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                     NOT APPLICABLE

Item 8.       Identification and Classification of Members of the Group:

                     NOT APPLICABLE

Item 9.       Notice of Dissolution of Group:

                     NOT APPLICABLE

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 28, 2000

                                       TEKTRONIX, INC.


                                       By: /s/ James F. Dalton
                                           -------------------------------------
                                               James F. Dalton
                                               Vice President and Secretary